1279080

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04005231

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	January 21, 2004

January 21, 2004

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Mr. Roger C. Bowden
President
Alpha Brokerage Partners, LLC
1125 Seventeenth Street, Suite 1400
Denver, CO 80202

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Bowden:

This is in response to your letter dated January 7, 2004, in which you request on behalf of Alpha Brokerage Partners, LLC ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the Firm's fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on October 8, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on October 8, 2003, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from October 8, 2003, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mark M. Attar
Special Counsel

cc: Marc Voltz, NASD

Alpha Brokerage Partners, LLC
1125 Seventeenth Street, Suite 1400
Denver, CO 80202

January 7, 2003

Mr. Thomas McGowan
450 5th Street Northwest
Washington, DC 20549-1001
United States

RE: Alpha Brokerage Partners, LLC request for 2003 audit waiver

Dear Mr. McGowan,

Alpha Brokerage Partners, LLC ("Alpha") became authorized by the NASD to conduct business as a limited or introducing broker dealer on October 8, 2003 and is currently in good standing. The firm does not participate in any buying or selling of securities and does not custody any securities.

Between October 8, 2003 and December 31, 2003, Alpha completed its first contract and received revenue in the form of 1 contract initiation fee. The expenses were limited to rent, legal and compliance and other minor operational expenditures. There was not any client activity in 2004 and no distributions to Registered Representatives or any other employees.

I am writing to request a waiver to the requirement that Alpha conduct an audit for 2003 since 1) it was authorized to conduct business for 83 days and 2) did not have significant revenue or expense activity.

Instead, we would like to include these 83 days in 2003 in the 2004 audit. Therefore, the audit that we would complete for 2004 would include the period from October 8, 2003 through December 31, 2004. We have discussed this with our auditors, Ernst & Young, LLP and they do not see any problem with this audit period.

Please let me know as soon as possible if we may be granted the above waiver. My contact information is detailed below. Thank you in advance for your consideration.

Sincerely,

Rg C Bar

Roger C. Bowden
President
Phone: 303.382.2858
Fax: 303.382.2888
Email: roger.bowden@mtyale.com